SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   Aksys, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    010196103
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                 c/o International Fund Services (Ireland) Ltd.
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 18, 2004
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               (Page 1 of 4 Pages)

CUSIP No. 010196103            13D/A                       Page 2 of 4 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Durus Life Sciences Master Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            N/A
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                         -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                         21,498,118
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                         21,498,118
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         -0-
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                         21,498,118
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                         71.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                         OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010196103            13D/A                       Page 3 of 4 Pages

The Schedule 13D filed on October 30, 2003 (the "Schedule 13D") by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), of Aksys, Ltd. (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

On November 18, 2004, the Reporting Person's prime broker closed an open short position held by Reporting Person. As a result, the Reporting Person's net beneficial ownership did not change. However, the number of shares shown on page 2 of this Amendment has been adjusted to reflect the net long position of the Reporting Person.

         (a) As of November 18, 2004, the Reporting Person beneficially owned 21,498,118 Shares (which includes immediately exercisable warrants to purchase 281,454 Shares), representing 71.4% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the aggregate of (i) 29,835,477 Shares reported on the Issuer's Form 10-Q for the period ending September 30, 2004 to be outstanding as of November 9, 2004, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer, and (ii) 281,454 Shares issuable upon exercise of the warrants.

         (b) The Reporting Person has shared voting and sole dispositive power over the 21,498,118 Shares reported herein.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. 010196103            13D/A                       Page 4 of 4 Pages


                                SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  November 18, 2004


                               Durus Life Sciences Master Fund Ltd.


                               By:    /S/ LESLIE L. LAKE
                                    -------------------------------
                                    Name:  Leslie L. Lake
                                    Title: Director